

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2012

<u>Via E-mail</u>
Gordon M. Nixon
President and Chief Executive Officer
Royal Bank of Canada
200 Bay Street, Royal Bank Plaza
Toronto, Ontario Canada M5J 2J5

> **Re:  Royal Bank of Canada**
> **Form 40-F for the Fiscal Year Ended October 31, 2011**
> **Filed December 2, 2011**
> **Form 6-K for the Quarter Ended January 31, 2012**
> **Filed March 1, 2012**
> **File No. 001-13928**

Dear Mr. Nixon:

We have reviewed your filing and supplemental response and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response.  Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 40-F for the Fiscal Year Ended October 31, 2011

General

1. You state in response to comment one in our letter dated March 28, 2012, that you terminated the provision of financial services to Iranian financial institutions in February 2010.  You also state that you processed payments to a Canadian client from IRISL, an Iranian entity included in the Specially Designated Nationals List maintained by the U.S. Treasury Department's Office of Foreign Assets Control, or entities controlled by IRISL,

until August 2009.  Finally, you state that you continue to maintain certain accounts for the Iranian embassy in Canada.

Please discuss the materiality of your activities related to Iran during the last three fiscal years and the subsequent interim period, and whether those activities constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the referenced periods.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.  Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran.

Form 6-K filed on March 1, 2012

Exhibit 99.2 – First Quarter 2012 Report to Shareholders

Liquidity and Funding Management, page 27

2. We note your disclosure on page four that funding costs for financial institutions remain under pressure although there are coordinated efforts by global central banks to provide additional liquidity.  We also note your liquidity and funding management disclosures beginning on page 52 of your Form 40-F for the fiscal year ended October 31, 2011.  In that section of your Form 40-F you state that you have segregated portfolios of contingency liquidity assets to address potential on- and off-balance sheet liquidity exposures and that these portfolios are subject to minimum asset levels and strict eligibility guidelines to maximize ready access to cash in emergencies including their eligibility for central bank advances.  In future filings, for purposes of providing greater transparency to the reader, please expand your disclosure on the contingency liquidity plan and address the following:

- More clearly identify, discuss, and quantify the sources of liquidity that you routinely access and utilize.

- Separately also identify and discuss the sources of liquidity that you expect will be available and accessible to you in stressed periods when certain other liquidity sources may become less available to you.

- Quantify the amount of assets in the segregated portfolios of contingency liquidity assets as of period end as well as the average amount outstanding during period, and more clearly identify the parameters for assets to be included in these portfolios.

You may contact Lindsay McCord at (202) 551-3417 or Kevin W. Vaughn, Accounting Branch Chief at (202) 551-3494 if you have any questions.

Sincerely,

/s/ Kevin W. Vaughn for

Suzanne Hayes
Assistant Director